Big Wheelbarrow Financial Statements
1/1/2019-12/31/2021
Unaudited

Big Wheelbarrow Balance Sheets

Balance Sheet	Year		31-Dec
	2019	2020	2021
Assets:			
Cash	$ 185,000.00	$ 186,500.00	$ 18.294.76
Accounts Receivable	$ -	$	$ 23,305.24
Inventory	$ -	$ -	$ -
Fixed Assets	$ -	$ -	$ -
Accumulated Depreciation	$ -	$ -	$ -
Total Assets	$ 185,000.00	$ 186,500.00	$ 41,600.00
Liabilities			
Accounts Payable	$ -	$ -	$ -
Short Term Debt	$ -	$ 66,500.00	$ 41,600.00
Long Term Debt	$ -	$ -	$ -
Total Liabilities	$ -	$ 66,500.00	$ 41,600.00
Shareholder's Equity	$ 185,000.00	$ 120,000.00	$ -
Total Liabilities & Shareholder Equity	$185,000.00	$186,500.00	$41,600.00

Big Wheelbarrow Statement of Operations

	Year		31-Dec
	2019	**2020**	**2021**
Revenue			
Enterprise	$ 12,650.00	$ 100,610.17	$ 43,105.10
Rev Share	$ 17,100.00	$ 125.00	$ -
GrowerShipper	$ -	$ -	$ 26,930.88
API Licenses	$ -	$ -	$ 9,080.00
Gross Revenue	**$ 29,750.00**	**$ 100,735.17**	**$ 79,115.99**
Direct Costs	$ 1,190.54	$ 5,848.79	$ 5,102.28
Internet infrastructure	$ 12,857.84	$ 27,444.36	$ 4,571.98
List processing	$ 14,048.38	$ 33,293.15	$ 9,674.26
Total Costs	**$ 28,096.76**	**$ 66,586.29**	**$ 19,348.51**
Gross Profit			
Total Marketing Costs	**$ 18,500.00**	**$ 17,000.00**	**$ 15,000.00**
Contribution Margin			

Indirect Costs

Salaries	$ 168,963.61	$ 208,709.18	$ 41,600.00
Rent	$ 30,936.18	$ 21,794.99	$ -
Technology	$ 21,915.48	$ 17,231.06	$ 7,120.00
Legal and Accounting	$ 14,000.00	$ 21,000.00	$ -
Travel	$ 20,292.11	$ 15,954.69	$ 6,500.00
Training	$ -	$ 2,240.73	$ 2,080.00
Recruiting	$ -	$ 1,561.99	$ -
Total Indirect Costs	**$ 256,107.38**	**$ 288,492.64**	**$ 57,300.00**
Net Income	$ (272,954.14)	$ (271,343.76)	$ (12,532.53)

Big Wheelbarrow Cash Flow

Annual Cash Flow	YEAR		12/31/01
	2019	**2020**	**2021**
Beginning Cash Balance	$ 175,000.00	$ 101,094.24	$ 52,853.23
Cash Receipts:			
Gross Sales	$ 44,750.00	$ 100,735.17	$ 36,010.88
Total Receipts	**$ 44,750.00**	**$ 100,735.17**	**$ 36,010.88**
Disbursements:			
Gross Expenses	$ (19,172.74)	$ (22,754.20)	$ (12,581.97)
Income Tax Paid	$ -	$ -	$ -
Total Disbursements	$ (19,172.74)	$ (22,754.20)	$ (12,581.97)
Net Cash Flow from Operations	**$ (19,172.74)**	**$ (7,754.20)**	**$ (2,581.97)**
Equity Financing	$ 185,000.00	$ 120,000.00	$ -
Interest Income	$ -	$ -	$ -
Short Term borrowing	$ -	$ 66,500.00	$ 41,600.00
Short Term repayments	$ -	$ -	$ -
Ending Cash Balance	**$ 255,827.26**	**$ 93,340.04**	**$ 55,471.26**

Big Wheelbarrow Consolidated Statement of Equity

	Shares Authorized	Issued and Outstanding Shares	Fully Diluted Shares	Fully Diluted Ownership	Capital Contribution
Common Stock Classes					
Common	20,000,000	14,901,782	14,901,782	85.21%	$ 60,984
Stock Plans					
Advisors	300,000				
Outstanding Options				0.00%	
Available for Issuance			300,000	1.72%	
2018 Stock Plan	2,420,000				
Outstanding Options				0.00%	
Available for Issuance			1,286,616	7.36%	
Warrant Plans					
Common	1,000,000		1,000,000	5.72%	$ 500,000
Convertible Securities					
All outstanding					$ 455,000
Total		14,901,782	17,488,398	100.00%	$ 1,015,984

Big Wheelbarrow Notes

Fiscal Years Ended December 31, 2019- Dec 31, 2021
1. ORGANIZATION AND PURPOSE
Big Wheelbarrow, INC. (the "Company"), is a corporation organized under the laws of the State of Texas. The Company operates a software as a service platform for food supply chain logistics
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

    a) Basis of Accounting
    The Company prepares its financial statements on a cash basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the cash basis of accounting, revenue is recorded when cash is received, and expenses when they are paid in cash.
    b) Fiscal Year
    The Company operates on a 52-week fiscal year ending on December 31.
    c) Cash Equivalents
    Cash and cash equivalents include cash and short-term highly liquid investments with an original
    maturity of three months or less held in domestic financial institutions. For the fiscal years
    ended December 31, 2019 through August 31, 2021, the Company's cash positions include its
    operating bank account.
    d) Legal Fees
    Legal fees consist of legal services provided for the creation of the Company and equity financing.
    e) Use of Estimates
    The preparation of financial statements requires management to make estimates and assumptions
    that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those
    estimates.
3. SUBSEQUENT EVENT
The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.